SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON SEPTEMBER 5, 2006

DATE, HOUR AND PLACE: On September 5, 2006, at 11:00 am, at the head offices of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, bloco 1, 7º andar-parte, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Franco Bertone and Isaac Selim Sutton, representing all members of the Company’s Board of Directors. Also attended the meeting the members of the Company´s Statutory Audit Committee, Messrs. Mario Cesar Pereira de Araujo (Chief Executive Officer), Stefano De Angelis (Chief Financial Officer and Investor Relations Officer), Fabiano Gallo (Secretary of the Board of Directors), Paulo Roberto Cruz Cozza and Débora Soares (SOX 404 Project coordinators), Alvaro Pereira de Moraes Filho (CTO), in addition to the members of the Internal Audit function and the representatives of Ernst & Young Auditores Independentes S.S.

CHAIR: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mr. Fabiano Gallo – Secretary.

AGENDA: (1) review, discuss and approve the Company’s capital increase proposal, without the issuance of new shares, upon the capitalization of the Reserve for Future Capital Increase, in the amount of R$6,400,741.87; (2) review, discuss and approve the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve corresponding to the amount of the fiscal benefit accrued by the Company’s subsidiaries during the fiscal year of 2005, in the amount of R$50,450,121.48;

(3) review, verify, discuss and approve the Company’s officers and directors compensation proposal for the fiscal year of 2006; (4) analyze the proposal for review of the Company’s Statutory Audit Committee members compensation for the fiscal year of 2006; (5) presentation regarding the status and the next steps relating to the SOX 404 Project (Section 404 of the Sarbanes-Oxley Act of 2002 – internal control systems over financial reporting) to the Board of Directors; and (6) approve the Extraordinary General Meeting call notice to deliberate on the matters included in items (1) to (4) above.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda, the Board Members resolved to: (1) approve, by unanimous vote and without any restriction, the Company’s capital increase proposal, upon the capitalization of the Reserve for Future Capital Increase, in the amount of R$6,400,741.87 (six million, four hundred thousand, seven hundred and forty one reais and eighty seven cents). The capitalization proposed herein shall be used in benefict to all the Company’s shareholders and carried out without the issuance of new shares, as set forth in paragraph 1 of Article 169 of Law 6.404/76. The proposal for capital increase shall be submitted to the resolution of the Company’s Extraordinary General Meeting, to be called upon and under the terms of item (6) below; (2) approve, by unanimous vote and without any restriction, the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve corresponding to the amount of the fiscal benefit accrued by the Company’s subsidiaries during the fiscal year of 2005, such benefit resulting from the amortization of the goodwill accounted by the subsidiaries in year 2000. In accordance with the CVM Ruling 319/99 and the Spin-off and Merger Agreements which address the matter, the portion of the Special Goodwill Reserve corresponding to the tax benefit shall be capitalized in the subsidiaries, followed by the capitalization in the Company on behalf of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), the beneficiary and owner of the mentioned credits (“Credits”). The terms of the proposal for capital increase are set forth below, and such proposal shall be submitted to the approval of the Company’s Extraordinary General Meeting, to be called upon as set forth in item (6) below: (i) Amount of the Capital Increase: the amount of the intended capital increase is R$50,450,121.48 (fifty million, four hundred and fifty thousand, one hundred and twenty one reais and forty eight cents); (ii) Issuance Price: the issuance price shall be determined at the day immediately before the Extraordinary General Meeting which shall resolve on the matter (item (6) below), based on the average price of the Company´s shares at the São Paulo Stock Exchange (Bovespa) at 10 trading days prior to the Extraordinary General Meeting date (that is, based on the average price registered at the 10 trading days before September 29, 2006). There shall be an issuance price for the common shares and other issuance price for the preferred shares, and both prices shall be calculated in accordance with the criterion above. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders; (iii) Justification for the Issuance Price: the determination of the issuance price has as legal basis the item III, paragraph 1 of Article 170 of Law 6.404/76. The shares issued by the Company – both common and preferred – are included in the Ibovespa and the determination of the issuance price, as set forth in item (ii) above, is being made to avoid disruption between the mentioned issuance price and the Company’s shares quotation at the stock exchange; (iv) Number and Type of Shares to be Issued: the number of common and preferred shares to be issued by the Company, all book entry and without par value, shall be defined at the day immediately prior to the Extraordinary General Meeting which shall resolve on the capitalization, after the determination of the respective issuance prices. The current ratio of common and preferred shares in the Company’s capital stock shall be kept (34.06% of common shares and 65.94% of preferred shares); (v) Preemptive Right: the Company’s shareholders shall be entitled to the preemptive right, as set forth in paragraph 2 of Article 171 of Law 6.404/76. TIM Brasil shall subscribe and pay, in cash, the total capital increase, upon the use of the Credits, and therefore there shall be no shares left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholder shall be transferred to TIM Brasil, in accordance with each shareholder ratio in relation to the capital increase proposed herein. The preemptive right shall be exercised within 30 (thirty) consecutive days, as from the publication of the Minutes of the Extraordinary General Meeting which shall resolve on the proposal for capital increase; (vi) Dividends: the newly issued shares will be entitled to full dividend right and other profits relating to the fiscal year of 2006, and shall not be entitled to the dividend right and/or other profits relating to the fiscal year of 2005, which have been resolved on the Annual General Meeting held on March 7, 2006. Considering the approval of the capitalization proposals included in this item (2) and item (1) above by the shareholders, the Company’s capital shall be increased from R$7,455,859,036.81 (seven billion, four hundred and fifty five million, eight hundred and fifty nine thousand, thirty six reais and eighty one cents) to R$7,512,709,900.16 (seven billion, five hundred and twelve million, seven hundred and nine thousand and nine hundred reais and sixteen cents). In this regard, it shall be registered that the Extraordinary General Meeting, to be called upon as set forth in item (6) below, shall also analyze the proposal for amendment to the wording of the Article 5 of the Bylaws, which addresses the Company’s capital stock. Furthermore, it was also authorized the performance of the acts necessary for the capitalization of the Special Goodwill Reserve in the context of the Company’s subsidiaries (TIM Celular S.A. and TIM Nordeste S.A.), including the participation in the respective Extraordinary General Meetings of the subsidiaries. The reserve capitalization in the subsidiaries’ context shall be carried out on the Company’s sole benefit, without the issuance of new shares. The amount of the capital increase in the subsidiaries TIM Celular S.A. and TIM Nordeste S.A. shall be R$25,269,493.08 (twenty five million, two hundred and sixty nine thousand, four hundred and ninety three reais and eight cents) and R$25,180,628.40 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents), respectively. Finally, it shall be registered that the portion of the Special Goodwill Reserve corresponding to the amount of the fiscal benefit accrued by TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (merged on June 30, 2006 into the subsidiaries TIM Celular S.A. and Maxitel S.A., respectively) during the first semester of 2006 shall be capitalized during the fiscal year of 2007, through an Extraordinary General Meeting to be called upon on timely basis, in accordance with the Merger Agreements dated as of June 28, 2006; (3) approve, by unanimous vote and without any restriction, the proposal for compensation of the Board of Directors and Executive Board members for the fiscal year of 2006, pursuant to the following terms: (i) Compensation of the Board of Directors: annual aggregate compensation of the Board of Directors in the amount of R$351,000.00 (three hundred and fifty one thousand reais); (ii) Compensation of the Executive Board: annual aggregate compensation of the Executive Board in the amount of R$8,120,000.00 (eight million, one hundred and twenty thousand reais). As regards to the Executive Board compensation, of the proposed amount 48% correspond to the fixed compensation and 52% correspond to the variable compensation (bonus/ profit sharing to be determined in accordance with the Company’s variable compensation policy). It shall be registered that this proposal shall be submitted to the resolution of the Extraordinary General Meeting, to be called upon as set forth in item (6) below; (4) approve, by unanimous vote and without any restriction, the submission to the Extraordinary General Meeting, to be called upon as set forth in item (6) below, of the proposal for review of the aggregate compensation of the Statutory Audit Commitee members for the fiscal year of 2006, approved at the Annual General Meeting held on March 7, 2006, so that such compensation amounts to R$ 562,500.00 (five hundred and sixty two thousand and five hundred reais), representing an increase of R$ 22,500.00 (twenty two thousand and five hundred reais) in relation to the amount previously approved by the shareholders in March 2006; (5) it shall be registered that the SOX 404 Project was presented to the members of the Board of Directors, such Project contemplating the measures to be adopted by the Company for compliance with the provisions of the Section 404 of the Sarbanes-Oxley Act of 2002, which addresses, among other matters, the internal control systems over financial reporting. Such presentation was carried out by the Chief Financial Officer and Investor Relations Officer (Stefano De Angelis) and the SOX 404 Project coordinators (Paulo Roberto Cruz Cozza and Débora Soares) and included the following main matters: overview and responsibilities arising from the Sarbanes-Oxley Act, the SOX Project within the Telecom Italia Group and TIM Participações S.A. (organization, structure, work fronts, processes, entity level controls, information technology, cutting off date), Project status (background and implementation schedule, controls classification, controls portfolio, final term to remediation of the controls, in-house roadshow), control test management (SOX Accelerator, second cycle of tests) and next steps. After the presentation, the other areas involved in the SOX 404 Project – members of the Audit Committee, Internal Audit and the representatives of Ernst & Young Auditores Independentes S.S. – reported to the Board Members the scope of their participation in and their view of the Project and presented their considerations about the Project status and next steps. At the end, the persons attending the meeting resolved certain doubts and answered the questions of the Board of Directors’ members; (6) approve, by unanimous vote and without any restriction, the convene of the Company’s Extraordinary General Meeting, to be held at first call notice on September 29, 2006, at 11:00 am, to resolve on the matters included in items (1) to (4) above.

CLOSING: With no further matters to discuss, the meeting was closed and this minutes was drafted, as summary, and read, approved and signed by the attending Board Members.

Rio de Janeiro (RJ), September 5, 2006.

Giorgio della Seta Ferrari Corbelli Greco	Franco Bertone
Chairman	Board Member

Isaac Selim Sutton	Fabiano Gallo
Board Member	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 11, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer